Exhibit 99.2

 Confidential and proprietary information of Cognyte. 11  August 2024  GLOBAL LEADER IN INVESTIGATIVE ANALYTICS

 Confidential and proprietary information of Cognyte.  2  DISCLAIMERS  Forward Looking Statements  This presentation contains "forward-looking statements," including statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Cognyte Software Ltd. (the “Company,” “we” and “us”). These forward-looking statements are not guarantees of future performance and they are based on management's expectations that involve a number of known and unknown risks, uncertainties, assumptions, and other important factors, any of which could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements. The forward-looking statements contained in this presentation are made as of the date of this presentation and, except as required by law, Cognyte assumes no obligation to update or revise them, or to provide reasons why actual results may differ. For a more detailed discussion of how these and other risks, uncertainties, and assumptions could cause Cognyte’s actual results to differ materially from those indicated in its forward-looking statements, see Cognyte’s filings with the Securities and Exchange Commission.  Non-GAAP Financial Measures  This presentation includes financial measures which are not prepared in accordance with generally accepted accounting principles (“GAAP”), including certain constant currency measures. For a description of these non-GAAP financial measures, including the  reasons management uses each measure, and reconciliations of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP, please see the appendices to this presentation as well as the GAAP to non- GAAP reconciliation found under the Investor Relations tab on Cognyte’s website Cognyte.com.  Disclaimer  Cognyte has neither sought nor obtained the consent from any third party to use any statements or information contained in this presentation that have been obtained or derived from statements made or published by such third parties. Any such statements or information should not be viewed as indicating the support of such third parties for the views expressed herein.

 3  TABLE OF CONTENTS  SECTION  TITLE  PAGE  I  Executive Summary  4  II  Cognyte Is Executing a Strategy to Deliver Long-Term Value  12  III  Cognyte’s Strategy Is Driving Sustainable, Profitable Growth  21  IV  Cognyte Has the Right Board to Oversee Its Strategy  31  V  Our Compensation Program Is Aligned with Our Strategy and Performance  38  VI  Value Base’s Campaign Is Misguided  41  VII  Conclusion  48  VIII  Appendices  51

 Confidential and proprietary information of Cognyte. 44  SECTION ONE  EXECUTIVE SUMMARY

 5  EXECUTIVE SUMMARY  Cognyte Is Executing a Strategy to Deliver Long-Term Value   Cognyte is a global leader in investigative analytics software that empowers a variety of government and other organizations with actionable intelligence; the Company was spun out of Verint Systems in 2021   After the spin-off, Cognyte was adversely impacted by global component shortages, geopolitical disruptions, re-prioritization of spending by governments on COVID and challenging macroeconomic conditions that led to constrained customer budgets and reduced revenue   Our leadership team acted quickly to adjust the Company’s cost structure, improve pipeline conversions, sell non-core assets and take other actions to enhance focus, restore growth and drive profitability  Cognyte’s Strategy Is Driving Sustainable, Profitable Growth   These actions have returned Cognyte to growth, delivering sustained and expanding profitability   Cognyte has generated three consecutive quarters of year-over-year revenue and Adjusted EBITDA growth while expanding gross margins   Analysts and investors are recognizing our improvement; we have delivered a total shareholder return of 44% over the last 12 months1   We are expecting continued growth in FYE 2025 and recently raised guidance for the year, reflecting increased confidence in our business  Cognyte Has the Right Board to Oversee Its Strategy   The Board has refreshed its composition and leadership, adding four new directors, with four directors retiring or resigning, and appointing Earl Shanks as Chair of the Board, to ensure we have the right mix of skills and experience in place   The Board formed a Strategy Committee to support its oversight of strategic projects and initiatives, including resource allocation and  performance management   The Board and leadership team also expanded our shareholder outreach program to improve corporate transparency and gather feedback   Based on the feedback we received, the Board enhanced the Company’s governance and compensation disclosures to provide additional insight into the Board’s responsibilities and practices and our executive compensation philosophy and design  Value Base’s Campaign Is Misguided   Despite the Company’s progress, one of our shareholders, Value Base Fund, is seeking to replace either Cognyte’s Chair or its CEO   Value Base’s motives are unclear; it has offered no meaningful suggestions for improving our strategy, operations or governance   Value Base’s nominee, Tal Yaacobi, has no experience in software, defense, intelligence or any other relevant industry; he offers no functional skills or expertise that the incumbent directors do not already possess   The replacement of either our Chair or CEO with Mr. Yaacobi will unquestionably weaken the Board and disrupt our progress  1. Source: FactSet. Data as of August 16, 2024.

OVERVIEW OF COGNYTE SOFTWARE LTD. (NASDAQ: CGNT)

- Cognyte is a global leader in investigative analytics software, providing actionable intelligence for a safer world
- Hundreds of governments and other organizations rely on our solutions to accelerate and conduct investigations and derive insights with which they identify, neutralize and address threats
- With over three decades of investigative analytics market leadership, we have deep relationships with our customers; we are a partner-of-choice for customers in more than 100 countries, who trust us to help them solve some of their most complex and pressing security challenges
- As technology evolves, data proliferates, and security threats become more numerous and more sophisticated, our open interface software, which can adapt and extend rapidly, is increasingly attractive to our target customers

SUMMARY DATA

Market Value ($M)	$526.7
Enterprise Value ($M)	$464.6
FYE 2024 GAAP Revenue	$313.4
EV/FYE 2024 GAAP Revenue	1.48x
FYE 2024 GAAP Gross Profit ($M)	$215.4
FYE 2024 GAAP Gross Margin	68.7%
FYE 2024 Adjusted EBITDA ($M)	$9.0
Customers	~400
Employees	1,600+

FYE 2024 REVENUE BY CATEGORY ($M)



$35
$114
$314M
$165
Software
Software Services
Professional Services and Other

FYE 2024 REVENUE BY TYPE ($M)



$146
53%
Recurring
$168
Recurring Revenue
Nonrecurring Revenue

REMAINING PERFORMANCE OBLIGATIONS ($M)[1]



$498
$583
$592
$210
$302
$289
$288
$281
$303
FYE 2022
FYE 2023
FYE 2024
<1 Year
>1 Year

Source: FactSet and Company filings. Market data as of August 16, 2024. All other data as of January 31, 2024.

1. *Remaining performance obligations ("RPO") represent contracted revenue that has not yet been recognized, which includes contract liabilities and non-cancelable amounts that will be invoiced and recognized as revenue in future periods. FYE 2022 data is adjusted to exclude the Company's Situational Intelligence Solutions business, which was sold in December 2022.*

6

 WE HAVE EVOLVED THE BUSINESS AND GOVERNANCE OVER THE LAST FEW YEARS  7  CY 2021  CY 2022  CY 2023  CY 2024  STRATEGIC, ORGANIZATIONAL AND INVESTOR COMMUNICATIONS CHANGES   Completed the spin-off from Verint and began operating as an independent public company   Substantially completed our transition from a systems integrator to a software company   Sold our Situational Intelligence Solutions business for $47.5M plus a performance-based earn-out   Implemented cost-reduction efforts   Expanded our strategic partnership programs to leverage qualified strategic partners to extend our reach   Promoted Efi Nuri to the role of Chief Revenue Officer   Promoted Amir Barel to the role of Chief Technology Officer   Appointed Gil Cohen to the role of Chief Product Officer   Continued cost-reduction efforts and reduced headcount   Strategically invested in sales and marketing to help expand our presence in North America   Began publicly providing new KPIs (quarterly recurring revenue and annual new customers)   Formed a new Board of Directors in connection with the spin-off; three of the six independent directors were new and had no prior affiliation with Verint   Held our first Annual General   Appointed Avi Cohen to the   Appointed Ron Shvili and  Meeting of shareholders as  Board  Sarit Sagiv to the Board, with  BOARD AND GOVERNANCE CHANGES  an independent public  company   Appointed Dafna Sharir to the Board   Dafna Gruber resigned from the Board   Appointed Earl Shanks as Chair of the Board   Dan Bodner retired from the Board   Initiated a comprehensive shareholder engagement program  Zvika Naggan and Karmit  Shilo retiring   Significantly enhanced proxy statement disclosures regarding compensation and governance   Formed a Strategy  Committee to support  oversight of strategic projects

 OUR ACTIONS HAVE DRIVEN IMPROVED PERFORMANCE  LEVERAGE IN THE MODEL  TECHNOLOGY LEADERSHIP  GROWING & WINNING CUSTOMERS  +17%  $50.2  $53.3  $55.7  $57.8  $58.8  Q1 FYE 2024  Q2 Q3  FYE 2024 FYE 2024  Q4 FYE 2024  Q1 FYE 2025  NON-GAAP GROSS PROFIT GROWING FASTER THAN REVENUE ($M)  ($2.3)  $2.3  $4.6  $4.3  $5.0  Q1 FYE 2024  Q2 FYE 2024  Q3 FYE 2024  Q4 FYE 2024  Q1 FYE 2025  ADJUSTED EBITDA INCREASING ($M)  +13%  $73.4  Source: Company filings. See Appendix for Non-GAAP reconciliations.  8  $77.1  $79.4  $83.7  $82.7  Q1 FYE 2024  Q2 FYE 2024  Q3 FYE 2024  Q4 FYE 2024  Q1 FYE 2025  NON-GAAP REVENUE GROWTH ($M)

 OUR SHAREHOLDER RETURNS HAVE IMPROVED  15%  (12%)  17%  Cognyte  Proxy Peers  Nasdaq Composite Index  YTD  TOTAL SHAREHOLDER RETURN  44%  (6%)  31%  Cognyte  Proxy Peers  Nasdaq Composite Index  1-YEAR  TOTAL SHAREHOLDER RETURN  44%  (22%)  35%  Cognyte  Proxy Peers  Nasdaq Composite Index  2-YEAR  TOTAL SHAREHOLDER RETURN  Source: FactSet. Data as of August 16, 2024. “Proxy Peers” refer to the companies disclosed in Cognyte’s Notice and Proxy Statement for the Fiscal 2025 Annual Meeting of Shareholders and include AvePoint, BigCommerce Holdings, C3.ai, Cellebrite DI, Consensus Cloud Solutions, Domo, Enfusion, Everbridge, Kaltura, MeridianLink, Rapid7, Rimini Street, Riskified, SecureWorks, SimilarWeb, WalkMe and Zuora. Peer data refers to median.  9

 VALUE BASE’S NOMINEE WILL NOT ADD VALUE  TAL YAACOBI  CEO and Managing Partner, Value Base Fund Limited Partnership   No experience in software, defense, intelligence or any other relevant industry   Has not provided any concrete suggestions for improving our strategy, operations, organization, governance or disclosures   Offers no functional skills or expertise that the incumbent directors do not already possess   No evidence to suggest he can help support our global expansion efforts   Does not fit the profile that the Board and, in our view, other shareholders, are looking for in our next director (i.e., a U.S.- based candidate with defense experience)   The Board has meaningfully refreshed itself since the spin-off, with four Israel-based directors joining and four directors retiring or resigning; to achieve our global ambitions, adding another new Israel-based director at this time would reduce our flexibility to expand and add U.S. (or other global) experience   His election would result in the removal of either the Company’s Chair or CEO, threatening our recent progress, customer relationships and global ambitions  10

 SHAREHOLDERS SHOULD SUPPORT COGNYTE’S BOARD  WE HAVE TAKEN ACTION TO DRIVE  SUSTAINABLE, PROFITABLE GROWTH  10  OUR BOARD IS BEST POSITIONED TO  CONTINUE EXECUTING OUR STRATEGY   As a result of the pandemic, our business faced significant disruption; geopolitical and macroeconomic developments negatively impacting pipeline conversion and customer budgets, while supply chain issues relating to third-party hardware providers delayed the integration of our software, and thus revenue recognition   We took action to address those challenges, augmenting and refocusing our internal team to shorten the sales cycle, continuing our shift away from systems integration and hardware sales and collaborating with our customers to accelerate the deployment schedule   We also reduced expenses significantly to right-size our cost structure (without creating longer-term issues) and preserve margins   These actions have worked; we have delivered three consecutive quarters of year over year revenue growth and margin expansion, strengthened our balance sheet and increased cash flow   Shareholder returns have also improved, and we have outperformed our peers and the broader market over the last year   The Board is comprised of seven engaged, diverse and dynamic leaders, whose skillsets are closely aligned with the key drivers of our business   The Board has engaged regularly with shareholders and, based on the feedback received, refined and advanced the Company’s strategy and improved transparency and disclosures   The Board has also refreshed its composition and leadership: since the spin-off in 2021, the Board has appointed four new directors, deliberately augmenting the Board with critical new skills, and a new Chair, with four directors retiring or resigning   The Board has the skills, expertise and institutional knowledge to continue to oversee our efforts to strengthen and reposition the business; we are committed to adding a U.S.-based director in the near future   The election of Value Base’s nominee would remove a critical leader – either our Chair or our CEO – from the Board at a vital time and is not in shareholders’ interest

 Confidential and proprietary information of Cognyte. 1212  COGNYTE IS EXECUTING A STRATEGY TO DELIVER LONG-TERM VALUE  SECTION TWO

 COGNYTE IS MAKING THE WORLD SAFER  By empowering organizations with our unparalleled investigative analytics technology to identify threats, provide insights, and accelerate investigations and decision making  LAW ENFORCEMENT  13  NATIONAL INTELLIGENCE  NATIONAL SECURITY  Customers  ~400

GLOBAL INVESTIGATIVE ANALYTICS LEADER

30
Years of experience
3 years as an independent publicly traded company

~400
Customers

100+
Countries

13
Global offices

1,600+
Employees



EMEA
~55%
AMERICAS
~17%
APAC
~28%

*Regional Revenue %

All figures on this page are for the year ended January 31, 2024

14

 A PLATFORM WITH GROWTH OPPORTUNITIES:  VOLUME USE CASE  FUNCTIONALITY  15

 UNIQUELY DESIGNED FOR OUR CUSTOMERS' DATA & MISSION  Uncover bad actors hiding their digital footprints  15  + Our AI-powered algorithms analyze numerous large and complex data sets to connect bits and pieces of information and deliver insights to investigators  + Generate previously unknown insights without needing to define the questions and queries ahead of time  Time sensitive and mission critical  + When every second counts, deliver powerful and accurate results beyond the abilities of human investigators or legacy technologies  Powerful data discovery capabilities

 HIGHER  COMPLEXITY  INVESTIGATIVE ANALYTICS IS MORE CRUCIAL THAN EVER  EXPONENTIAL DATA GROWTH IN VOLUMES AND DIVERSITY  TECHNOLOGY  DISRUPTION  EVER - INCREASING THREATS  15

 18  ~300  Registered  patents  6 centGlobersal R&D  RESEARCH  HUB  Leading industry researchers  ~800  R&D experts  PREMIUM BIG DATA FUSION & ANALYTICS PLATFORM  DELIVERING NEAR REAL-TIME INSIGHTS  CUTTING EDGE TECHNOLOGY  Strong competitive advantage and robust infrastructure for future innovation  STATE OF THE ART ARCHITECTURE  Flexible deployment & open interface Cloud & on-prem  NO CODE DATA FUSION  Empowering customer independence  PLUGGABLE MACHINE LEARNING  Enhances value to customers  INVESTIGATIONS AT SCALE  Nation-wide investigation  All figures on this page are for the year ended January 31, 2024

 19  AI – ACCELERATE INVESTIGATIONS’ SPEED, ACCURACY AND SUCCESS RATE  Leveraging the synergy of our AI research hub and deep domain expertise  FASTER AND MORE EFFICIENT  Automated processes improve decision making in real time  UNCOVERING MORE HIDDEN INSIGHTS  Uncovering connections and relations between entities, events or objects based on any data using various AI technologies  EFFECTIVE PREDICTION  Mitigate threats before they unfold. Enhance the application of investigator-like approach to data at scale  MORE USE CASES  Potential expansion from security into new civil market segments

 20  WELL POSITIONED FOR FUTURE GROWTH

 21  COGNYTE’S STRATEGY IS DRIVING SUSTAINABLE, PROFITABLE GROWTH  SECTION THREE

 Our Business Was Facing Challenges and We Took Action  Challenge  Goal  Actions Taken  Outcome  We were experiencing longer sales cycles across all geographies as customers faced reduced funding and budget constraints  Maximize pipeline sales by focusing on highest potential opportunities  Appointed a new CRO to improve execution  Reallocated internal resources based on opportunities  Returned to growth; short- term remaining performance obligations reached a record of $312 million in Q1 FYE 2025  Revenue had declined due to backlog conversion challenges, supply chain issues and other challenges, and our cost structure was misaligned with the needs of our business  Reduce expenses to stabilize and improve margins  Reduced headcount across the company to right-size our cost structure  Reduced operating expenses by 26% from Q1 FYE 2023 to Q1 FYE 20251 while returning to growth  External factors, like supply chain issues that impacted customer readiness and a macroeconomic slowdown, were resulting in backlog conversion delays  Gain better visibility into our backlog conversion opportunities, deploy resources toward highest potential opportunities and build inventories  Collaborated with customers and third-party resources to accelerate more predictable backlog deployments  Delivered three consecutive quarters of year-over-year revenue growth through  Q1 FYE 2025 with improved margins  Non-core businesses required attention and resources and were not strategically aligned with Cognyte’s most compelling opportunities in investigative analytics  Enhance the focus of the business by moving away from a business focused on physical security implementations  Sold the Situational Intelligence Solutions business for $47.5 million in cash plus a performance-based earn- out of up to $35 million over three years  Increased our focus on fewer use cases to accelerate growth and improve margins  1. Q1 FYE 2025 figure includes SIS expenses eliminated due to divestiture.  22

 WE REDUCED COSTS TO STABILIZE MARGINS WHILE RETURNING TO GROWTH  -29%  -22%  -19%  2,002  1,652  1,613  FYE 2022  FYE 2023  FYE 2024  FULL-TIME EQUIVALENT  EMPLOYEES  Service & Support  Sales & Marketing  Research & Development  Product Delivery  Management and G&A  $43  Source: Company filings.  23  $39  $37  $35  $29  $31  $33  $33  $34  Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 FYE FYE FYE FYE FYE FYE FYE FYE FYE 2023 2023 2023 2023 2024 2024 2024 2024 2025  QUARTERLY SG&A EXPENSES  ($M)  $38  $39  $33  $31  $28  $27  $25  $27  $27  Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 FYE FYE FYE FYE FYE FYE FYE FYE FYE 2023 2023 2023 2023 2024 2024 2024 2024 2025  QUARTERLY R&D EXPENSES  ($M)

 WE SOLD A NON-CORE ASSET TO SHARPEN OUR FOCUS   On October 19, 2022, Cognyte announced the sale of its non-core physical security business Situational Intelligence Solutions (SIS)   The consideration paid for SIS included $47.5 million in cash plus  a performance-based earn-out of up to $35 million over three years   This divestiture was aligned with Cognyte’s strategy to sharpen its focus on fewer use cases to accelerate growth and improve margins  Source: Company filings.  23

 WE STRENGTHENED OUR CASH POSITION  $107  Source: Company filings.  23  $83  $74  $77  $73  $56  $11  $35  Q1 FYE 2025  Q4 FYE 2024  Q3 FYE 2024  Q2 FYE 2024  Q2 Q3 Q4 Q1 FYE 2023 FYE 2023 FYE 2023 FYE 2024  NET CASH AT QUARTER-END ($M)  No debt as of April 30, 2024  $21  $10  ($0)  $6  $19  $9  ($19)  ($19)  Q1 FYE 2025  Q3 Q4  FYE 2024 FYE 2024  Q2 FYE 2024  Q1 FYE 2024  Q2 Q3 Q4 FYE 2023 FYE 2023 FYE 2023  NET CASH FROM OPERATING ACTIVITIES ($M)

 26  OUR RECENT FINANCIAL RESULTS DEMONSTRATE OUR PROGRESS  Source: Company filings. See Appendix for Non-GAAP reconciliations.  Note: Q3 2023 and Q4 2023 data is adjusted to exclude the Company’s Situational Intelligence Solutions business, which was sold in December 2022.  61%  65%  68%  70%  69%  71%  Q1  NON-GAAP GROSS MARGIN  Q3 Q4  Prior Year Period  Current Period  $62  $71  $73  $79  $84  $83  Q1  NON-GAAP REVENUE ($M)  Q3 Q4  Prior Year Period  Current Period  ($4.8)  ($2.3)  $4.6  $4.3  $5.0  Q1  ADJUSTED EBITDA ($M)  ($18.3)  Q3 Q4  Prior Year Period  Current Period  $38  $46  $50  $56  $58  $59  Q1  NON-GAAP GROSS PROFIT ($M)  Q3 Q4  Prior Year Period  Current Period

 27  ANALYSTS HAVE RECOGNIZED OUR PROGRESS  “[P]ipelines continue to show improvement, and conversion rates continue to trend in the right direction.”  June 18, 2024  “Overall, we have a positive view on Cognyte’s margin improvement story… [T]he outlook is improving and the company’s core technology is strong.”  June 18, 2024  “[T]he company has continued to slowly see traction pick up while seeing an incrementally healthier market for its intelligent analytics solutions… [T]his was a step in the right direction…”  $9.17  $8.83  $7.50  $7.25  $7.25  $4.50  $3.00  January  April  July  October  January  April  July  June 20, 2024  2023  2023  2023  2023  2024  2024  2024  MEAN ANALYST PRICE TARGET  +206%  Source: FactSet. Analyst price targets reflect mean price targets as of the end of the Company’s fiscal quarters. Permission to use analyst quotes neither sought nor obtained.

OUR RETURNS HAVE GENERALLY BEEN COMPETITIVE WITH THOSE OF OUR PROXY PEERS



TOTAL SHAREHOLDER RETURN
YTD
During Earl Shanks' Tenure as Chair
1-Year
2-Year
3-Year
Since Spin-off
15%
(12%)
56%
(6%)
44%
(6%)
44%
(22%)
(73%)
(62%)
(75%)
(57%)
Cognyte
Proxy Peers

Despite a challenging environment following the spin-off, our returns have been in-line with those of our peers, and we have outperformed recently after taking action to reposition the Company

Source: FactSet. Data as of August 16, 2024. "Proxy Peers" refer to the companies disclosed in Cognyte's Notice and Proxy Statement for the Fiscal 2025 Annual Meeting of Shareholders and include AvePoint, BigCommerce Holdings, C3.ai, Cellebrite DI, Consensus Cloud Solutions, Domo, Enfusion, Everbridge, Kaltura, MeridianLink, Rapid7, Rimini Street, Riskified, SecureWorks, SimilarWeb, WalkMe and Zuora. Peer data refers to median.

28

 OUR ACTIONS HAVE SUPPORTED IMPROVED PERFORMANCE AND MULTIPLE EXPANSION  (22%)  (60%)  (40%)  (20%)  0%  20%  40%  60%  80%  (80%)  Aug. 2022  Feb. 2023  Aug. 2023  Feb. 2024  Aug. 2024  2-YEAR  TOTAL SHAREHOLDER RETURN  Cognyte  Proxy Peers  44%  0.0x  Source: FactSet. Data as of August 16, 2024. “Proxy Peers” refer to the companies disclosed in Cognyte’s Notice and Proxy Statement for the Fiscal 2025 Annual Meeting of Shareholders and include AvePoint, BigCommerce Holdings, C3.ai, Cellebrite DI, Consensus Cloud Solutions, Domo, Enfusion, Everbridge, Kaltura, MeridianLink, Rapid7, Rimini Street, Riskified, SecureWorks, SimilarWeb, WalkMe and Zuora. Peer data refers to median.  28  0.2x  0.4x  1.0x  1.2x  1.4x  1.6x  1.8x  Aug. 2022  Feb. 2023  Aug. 2023  Feb. 2024  Aug. 2024  EV/NTM REVENUE MULTIPLE OVER THE LAST TWO YEARS  +50%  0.8x  0.9x  0.6x  1.3x

 30  WE EXPECT OUR MOMENTUM TO CONTINUE  We are expecting further revenue and Adjusted EBITDA growth as we continue to realize the benefits of the actions we have taken to strengthen and reposition the business  Source: Company filings. FYE 2025E figures represent Non-GAAP Revenue and Adjusted EBITDA at the midpoint of the expected range. Note: FYE 2023 data is adjusted to exclude the Company’s Situational Intelligence Solutions business, which was sold in December 2022.  $283  $314  $344  FYE 2023  FYE 2024  FYE 2025E  NON-GAAP REVENUE ($M)  ($56)  $9  $22  FYE 2023  FYE 2024  FYE 2025E  ADJUSTED EBITDA ($M)  (19.8%)  2.9%  6.4%  FYE 2023  FYE 2024  FYE 2025E  ADJUSTED EBITDA MARGIN

 Confidential and proprietary information of Cognyte. 3131  COGNYTE HAS THE RIGHT BOARD TO OVERSEE ITS STRATEGY  SECTION FOUR

 WE HAVE REFRESHED THE BOARD SINCE THE SPIN-OFF  4  JOINED  Dafna Sharir  March 2022  CY 2021  CY 2022  CY 2023  CY 2024  Dafna Gruber Dan Bodner Zvika Naggan 4  February 2022 September 2023 Karmit Shilo  May 2024 LEFT  DIRECTORS LEAVING  Sarit Sagiv Ron Shvili May 2024  DIRECTORS JOINING  Dan Bodner Richard Nottenburg  Elad Sharon Zvika Naggan Karmit Shilo Earl Shanks Dafna Gruber February 2021  Upon our IPO as an independent public company in 2021, Cognyte formed a new Board of Directors consisting of seven highly qualified directors  The newly formed Board continued to refresh its composition, undertaking an extensive process of identifying, vetting and evaluating director candidates, and effecting a Board leadership transition in 2023  The Board continued its proactive refreshment in 2024, adding two independent directors to replace two retiring directors  Avi Cohen  June 2023  Earl Shanks appointed as Chair upon Mr. Bodner’s retirement  September 2023  33

 THE BOARD IS SIGNIFICANTLY DIFFERENT THAN IN FEBRUARY 2021  FEBRUARY 2021  TODAY  Richard Nottenburg  Dan Bodner  Chair  Dafna Gruber  Elad Sharon  CEO  Zvika Naggan  Karmit Shilo  Earl Shanks  Our Board has been reconstituted and actively refreshed to best position our Company for success through rapidly evolving industry dynamics  Earl Shanks New Chair  Richard  Nottenburg  Elad Sharon  CEO  Ron Shvili New Director  Dafna Sharir New Director  Avi Cohen New Director  Sarit Sagiv New Director  33

 OUR BOARD IS HIGHLY EXPERIENCED  Earl Shanks  Chair  Elad Sharon  CEO  Richard Nottenburg  Independent Director  Dafna Sharir  Independent Director  Former CFO of Essendent, Convergys and NCR Corporation  Director at Gaming and Leisure Properties  Former Director at Verint  Former Treasurer of Farley Industries  CEO of Cognyte  Former President of Verint Cyber Intelligence Solutions  Previously served as COO, SVP of Strategic Programs and SVP of Products, R&D and Delivery at Verint Cyber Intelligence Solutions  Former CEO of Sonus Networks  Executive Chair of NxBeam and director of Applied Digital and Sequans Communications  Former EVP, CTO and CSO at Motorola  Experienced public company director with previous service at eight other companies  Independent Consultant with M&A expertise  Director at Ormat Technologies and Gilat Satellite Networks  Former Director of M&A at Amdocs  Former SVP of Investments at AMPAL- American Israel Corporation  Former Tax Associate at Cravath  Avi Cohen  Independent Director  Sarit Sagiv  Independent Director  Ron Shvili  Independent Director  Executive Chair of ZOOZ Power and director at NOVA; former Executive Chair of Xjet  Former CEO of Mx1, RR Media and Orbit Technologies  Former Group VP & Executive Committee Member at KLA Corporation  Former COO of ECI Telecom  Founder, Former President and CEO of  Allegro Intelligent Systems  Former CFO of NICE, Retalix (acquired by NCR), Orad Hi-Tec Systems and Cimatron  Director of OPC Energy and NOVA  Former GM, Global Business at Amdocs  Investment Committee Member of Phoenix Insurance  Former Deputy CEO, Executive VP and Head of Technology, IT and Innovating Division at Phoenix Holdings  Former CTO of Cellcom  Retired Colonel from the IDF, specialized in advanced communications, cybersecurity and AI for the Ministry of Defense  Director at Seenity and nSure and board  observer at Honeycomb Insurance  Former director at LightCyber  33

 OUR BOARD HAS THE RIGHT SKILLS TO OVERSEE OUR STRATEGY  Our directors bring a balanced mix of skills, backgrounds and perspectives to oversee our strategic execution  Earl  Shanks  Elad  Sharon  Richard  Nottenburg  Dafna  Sharir  Avi  Cohen  Sarit  Sagiv  Ron  Shvili  CEO / Senior Leadership              6 of 7 Directors  Public Board Experience              6 of 7 Directors  Accounting & Financial Reporting              6 of 7 Directors  Software Business              6 of 7 Directors  International Business              6 of 7 Directors  M&A / Capital Markets              6 of 7 Directors  InfoTech / Cybersecurity / IT          4 of 7 Directors  Security Analytics Domain Expertise        3 of 7 Directors  Executive Compensation              6 of 7 Directors  Risk Oversight & Management              6 of 7 Directors  33

 OUR GOVERNANCE SUPPORTS EFFECTIVE OVERSIGHT  DIVERSE, EXPERIENCED AND  INDEPENDENT BOARD  ACCOUNTABILITY TO  SHAREHOLDERS  ALIGNMENT WITH  SHAREHOLDERS  Directors have deep executive-level experience in software, technology, security analytics, capital markets, international business, accounting and financial reporting  Independent Chair and fully independent Board committees enhance the Board’s oversight  Two of seven directors are women, and  six of seven directors are independent  Balanced mix of tenures facilitates constructive dialogue in the boardroom  The Board and leadership team engage regularly in active dialogue with shareholders, gathering feedback to inform the Company’s strategy, governance and other topics  In response to shareholder feedback, the Company has begun disclosing new KPIs to provide a more comprehensive, transparent view of performance  Majority voting standard in uncontested director elections leads to more responsive and attentive directors  Material stock ownership by current directors and executive officers promotes alignment  Anti-hedging policy for all employees and directors  Compensation program has been updated to increase the weighting of performance-based awards that vest upon the achievement of rigorous strategic and financial goals  We are continuing to thoughtfully evolve our governance framework as our business matures  33

 37  WE HAVE ENHANCED OUR DISCLOSURES  CATEGORY  DISCLOSURE ENHANCEMENT  KEY PERFORMANCE INDICATORS  Quarterly recurring revenue  Quarterly short- and long-term remaining performance obligations  Annual new customers  BOARD COMPOSITION, SKILLS AND GOVERNANCE  Director skills and diversity matrix  Annual General Meeting results1  Board and committee duties and responsibilities  Board committee composition, roles and responsibilities  Description of the Company’s off-season shareholder engagement process  Description of the Board’s process for identifying and evaluating director candidates and evaluating its own competencies and needs  Rules and guidelines for submitting shareholder proposals and proposing directors for election  EXECUTIVE COMPENSATION AND OWNERSHIP  The Board’s compensation philosophy and objectives and the process used to design the compensation program  Detailed description of executive compensation plan design, including short- and long-term incentive metrics and weightings  The Company’s peer group and the criteria used to develop that peer group  Director and officer security ownership  1. The Company has committed to publicly disclosing the meeting results for the Annual General Meeting to be held on September 4, 2024.  We are committed to evolving our disclosures to provide current and prospective shareholders with greater transparency and expect to continue to augment our disclosures over time

 Confidential and proprietary information of Cognyte. 3838  OUR COMPENSATION PROGRAM IS ALIGNED WITH OUR STRATEGY AND PERFORMANCE  SECTION FIVE

 39  OUR COMPENSATION PROGRAM DESIGN SUPPORTS OUR STRATEGY  Mix (% of Total)1  Intent  Key Performance Dimensions  Fixed  Base Salary  19%   Provide a fixed component of compensation that attracts and retains talented executives, and supports stable income   Ensure salary is competitive with the market   Based on individual skill set and performance  Variable  Cash Incentive Bonus  14%   Reward superior performance of financial  and, to a lesser extent, qualitative goals   Support fixed compensation in attracting and retaining talented executives   Bookings (30% weight)   Non-GAAP Revenue (25% weight)   Collection (25% weight)   Personal goals (20%)  Long-Term Incentive Compensation  Performance- Based Restricted Share Units  (PSUs) 34%   Align executives’ interests with our shareholders’ interests   Reward superior long-term financial and  operational performance   Two-year Non-GAAP Revenue, Adjusted EBITDA and Collection (each weighted 33.3%)   Long-term share price appreciation   Align executives’ interests with our shareholders’ interests   Incentivize long-term value creation   Retain talented executives  Time-Vesting 34%  Restricted Share Units (RSUs)   Long-term share price appreciation over a three-year vesting period  Note: Figures do not sum to 100% due to rounding.  1. Represents mix of total compensation paid to all executive officers during FYE 2024.

OUR CEO'S COMPENSATION IS, AND WILL REMAIN, ALIGNED WITH PEERS

COGNYTE CEO PERCENTILE RANKING VS. PEERS



Current Plan
Proposed Amended Plan
Total Cash Compensation Target
Current Plan: 11%
Proposed Amended Plan: 32%
10%
24%
23%
39%
33%
51%
Base Salary
Annual Incentive Target
Long-Term Incentive

COGNYTE PERCENTILE RANKING VS. PROXY PEERS



38%
53%
76%
Market Cap
LTM Revenue
Employees

COGNYTE TSR PERCENTILE RANKING VS. PEERS



75%
81%
88%
YTD
1-Year
2-Year

EVEN UNDER THE PROPOSED AMENDED PLAN, CEO PAY WILL REMAIN BELOW THE MEDIAN…

… DESPITE THE FACT THAT COGNYTE IS AT OR ABOVE THE PEER MEDIAN BY REVENUE AND EMPLOYEE COUNT…

…AND THE FACT THAT THE COMPANY HAS OUTPERFORMED PEERS OVER RECENT PERIODS

Source: FactSet, company filings and Aon analysis. Market data as of August 16, 2024. Compensation data based on each company's most recent annual report available as of May 2024. Pay figures exclude new hire and promotion grants from calculations. Target bonus awards excluded if not discernible (e.g., if discretionary). Target bonuses are assumed to be 50% of maximum if only maximum is disclosed.

Note: "Proxy Peers" refer to the companies disclosed in Cognyte's Notice and Proxy Statement for the Fiscal 2025 Annual Meeting of Shareholders and include AvePoint, BigCommerce Holdings, C3.ai, Cellebrite DI, Consensus Cloud Solutions, Domo, Enfusion, Everbridge, Kaltura, MeridianLink, Rapid7, Rimini Street, Riskified, SecureWorks, SimilarWeb, WalkMe and Zuora.

40

 Confidential and proprietary information of Cognyte. 4141  VALUE BASE’S CAMPAIGN IS  MISGUIDED  SECTION SIX

 VALUE BASE HAS NO IDEAS FOR IMPROVING OUR BUSINESS  42  Strategy  Capital Allocation  Operations  Board & Governance  NOTHING  NOTHING  NOTHING  Replace the Chair or CEO with a new director who has no experience in our industry or with our customers or technology  PRINCIPAL IDEAS OFFERED BY VALUE BASE:

 WE HAVE ENGAGED WITH VALUE BASE IN GOOD FAITH  42  The Board remains committed to commencing a process to identify and appoint a new independent director with significant experience in the United States   Cognyte has been engaging with Value Base for several months to better understand its concerns and perspectives   As recently as last week, Cognyte spoke with Value Base and held conversations on multiple occasions in an effort to resolve the  election contest to minimize disruption and expense  During the meeting, Cognyte expressed its view that it would be good to avoid a public campaign and the disruption attendant to it  Cognyte proposed a constructive resolution that we believe should have been acceptable to Value Base   However, Value Base rejected this compromise proposal and continues to insist that Cognyte appoint Mr. Yaacobi to the Board  Value Base has indicated that no other resolution would be acceptable

 VALUE BASE’S CAMPAIGN RISKS DISPLACING KEY LEADERSHIP  EARL SHANKS  Chair of the Board  Experienced CFO and public company director with expertise in financial planning, corporate governance, restructuring and complex M&A in software and technology sectors   Mr. Shanks is an accomplished executive with over 35 years of experience leading and transforming global technology businesses with disciplined financial planning and oversight   He brings differentiated leadership skills with robust expertise in corporate strategic development, M&A, global treasury, procurement logistics and information technology   Mr. Shanks has served on the Cognyte Board since 2021, overseeing the successful spin-off, and as Chair of the Board since 2023   As Chair, he has ensured a smooth Board leadership transition and continuity in strategic planning and operations during a highly dynamic customer environment   Previously, he served as a director of Verint Systems from 2012 to 2021, where he contributed significantly to the Company’s strategic evolution, revenue growth and margin expansion   He is the former CFO of Essendant, a leading supplier of workplace essentials, where he served from 2015 to 2017   Prior to that, he was CFO at Convergys, a global leader in relationship management solutions and a major provider of outsourced business services, and at NCR Corporation from 1996 to 2023, where he oversaw treasury, finance, real estate and tax matters   He is an experienced public company board director having served on Audit and Nominating and Governance Committees  He currently serves as a director at Gaming and Leisure Properties, where he has contributed to strong  annualized TSR performance since he joined in 2017   Mr. Shanks is a valued leader with the right skills and expertise to address Cognyte’s current business challenges and  opportunities  42

 VALUE BASE’S CAMPAIGN RISKS DISPLACING KEY LEADERSHIP (CONT’D)  ELAD SHARON  Chief Executive Officer  Seasoned chief executive with a wealth of cybersecurity innovation and operating experience  45   Mr. Sharon has served as the CEO of Cognyte since the Company’s spin-off from Verint Systems in 2021   Over nearly three decades of service at Cognyte and its legacy organization, Verint’s Cyber Intelligence Solutions, he has developed firsthand knowledge of the Company’s products and services, markets, customers, competitors, challenges and opportunities  Prior to becoming CEO of Cognyte, Mr. Sharon served as President of the business unit from 2016 to 2021  Previously, he held a range of senior management positions including Chief Operating Officer, SVP of Strategic Programs and SVP of Products, R&D and Delivery  He first joined the business in 1997 as a customer support engineer, forming a foundational commitment to solving customers’ challenges with differentiated tech innovation   Mr. Sharon has overseen the successful execution of numerous transformative strategic initiatives, including  Cognyte’s spin-off and Verint’s acquisitions of Comverse Technology, UTX Technologies and ForeSee Results   Mr. Sharon has developed and strengthened strategic partnerships and maintains critical relationships with government entities in every corner of the world  — He has a strong relationship with many of Cognyte’s ~400 customers, which he has developed over two decades, which gives him unique insights into the challenges they are facing and helps Cognyte optimize its solutions   His cybersecurity and intelligence software expertise is invaluable and critical to leading Cognyte through its  current challenges and realizing its opportunities and delivering long-term value

 VALUE BASE’S NOMINEE IS NOT ADDITIVE TO THE BOARD  CONCERNS  KEY QUESTIONS  TAL YAACOBI  No operating experience in software, cybersecurity, data analytics or information technology  Public company board experience is limited to less than a year of service  Has offered no substantive ideas for improving the Company’s business or governance  Value Base previously offered to arrange or participate in a highly dilutive financing of Cognyte that Mr. Yaacobi’s partner recently admitted would not have been in the best interests of shareholders   Appears more focused on localizing Cognyte’s business than continuing our efforts to enter new, attractive markets such as North America  What skillsets or expertise would Mr. Yaacobi bring to the Board that Cognyte’s directors do not already possess? How would these skills contribute to future value creation?  How would Mr. Yaacobi’s Israel focus serve the Company’s goal of expanding its global customer and investor base?  Does Value Base still have an interest in substantially increasing its ownership of Cognyte, which may cause Mr. Yaacobi’s interests to diverge with those of other shareholders?  How would Mr. Yaacobi ensure continuity of leadership in the event that his election results in the replacement of Cognyte’s Chair or CEO?  45

 COGNYTE’S NOMINEES ARE SUPERIOR TO VALUE BASE’S NOMINEE  Cognyte’s Nominees  Value Base’s Nominee  Earl Shanks  Elad Sharon  Tal Yaacobi  Key experience necessary to effectively oversee our business  Software business experience  Former senior executive at Convergys and NCR  Has over two decades of experience in the security software industry at Cognyte and Verint  Has never worked at a software company  Government services experience  Extensive experience serving government entities as CFO of NCR Corp,. with deep familiarity with security and defense matters  Has played a leading role in establishing Cognyte’s long-standing partnerships with government entities around the world  Does not appear to have had a leadership role at any business that serves government entities  Key experience necessary for effective public company board oversight  Public company board experience  Approximately two decades of combined experience on three different public company boards  Has served on Cognyte’s Board since the spin-off from Verint in 2021  Appointed to his first public company board less than a year ago  C-level executive experience  Former CFO of Essendant, Convergys and NCR Corporation  Has served as Cognyte’s CEO since 2021 and, before that, served as President of Verint’s Cyber Intelligence Solutions group  No C-level executive experience of any kind  Key experience necessary to help us pursue our growth strategy  International business experience  Has served as CFO of two public companies with global operations  As CEO, has developed and maintained relationships with hundreds of global customers and partners  Apart from two junior roles in New York  ~15 years ago, has spent most of his career in Israel  Strategic planning experience  Has extensive experience overseeing, developing and implementing corporate strategy and overseeing M&A  Has been integral to the development and execution of Cognyte’s strategy, from his time as SVP of Strategic Programs to his current role as CEO  Purports to have worked with management to formulate and implement business strategies  45

 Confidential and proprietary information of Cognyte. 4848  SECTION SEVEN  CONCLUSION

 49  COGNYTE SHAREHOLDERS SHOULD SUPPORT THE BOARD’S NOMINEES  COGNYTE TOOK ACTION TO PROTECT AND RESTORE SHAREHOLDER VALUE  WE ARE EXECUTING WELL AND PERFORMANCE HAS IMPROVED  VALUE BASE’S CAMPAIGN IS MISGUIDED AND RISKS DISPLACING KEY LEADERSHIP   Shortly after our spin-off from Verint in 2021, our business began facing challenges as government security budgets were cut; geopolitical and macroeconomic instability and supply chain issues negatively impacted our customers   In a relatively short period of time, our Board and management team have taken decisive actions to stabilize the business and improve performance   We refocused on our highest potential opportunities, reduced expenses to realign our cost structure and worked with customers to regain visibility into our backlog   These actions helped strengthen and reposition the Company for sustainable growth  1. Source: FactSet. Data as of August 16, 2024.   Over the last year, we have returned to growth, delivering sustained and expanding profitability   We have generated three consecutive quarters of year-over-year revenue and Adjusted EBITDA growth while expanding gross margins   We eliminated our debt and improved our cash position   Our stock price has also improved and, over the last 12 months, we have outperformed our peers and the broader market1   We have engaged with Value Base and its nominee several times over the last few months, but it has failed to offer any substantive recommendations for improving our business   Value Base’s nominee does not possess any unique or additive experience   To deliver on our potential, we need directors and leaders who understand the Company and its opportunities, challenges, customers and technology; our Board, as currently comprised, reflects those attributes   The election of Value Base’s nominee would result in the loss of a key leader – either our Chair or CEO – at a critical time for the Company

 PLEASE VOTE TODAY TO SUPPORT COGNYTE’S BOARD  Help Cognyte Focus on Creating Value by Supporting the Company’s Board of Directors  Please Vote “FOR” Earl Shanks and Elad Sharon and “AGAINST” the Election of Tal Yaacobi, and “FOR” the Proposal to Approve the Amendments to Our CEO’s Compensation Plan, Using the Instructions on Your Proxy Card  For more information or assistance voting your shares, please contact:  Saratoga Proxy Consulting LLC  520 8th Avenue, 14th Floor  New York, NY 10018  Telephone: +1 (888) 368-0379  Email: info@saratogaproxy.com  50

 Confidential and proprietary information of Cognyte. 5151  SECTION EIGHT  APPENDIX  Director Biographies

 DIRECTOR BIOGRAPHIES  DIRECTOR  CURRENT & PAST AFFILIATIONS  EXPERIENCE  Elad Sharon  Chief Executive Officer  Director since 2021   Accomplished software executive with 20+ years of experience in the security software industry   As CEO, oversaw significant revenue growth and margin expansion, driven by strong innovation and a market-leading portfolio of investigative analytics solutions   Promoted to President of Verint’s Cyber Intelligence Solutions business in February 2016 prior to becoming CEO of Cognyte   Broad range of management positions at Verint since joining in 1997, including Senior Vice  President of Products, R&D and Delivery, Senior Vice President of Strategic Programs and COO  Earl Shanks  Chair  Director since 2021   Senior executive with 35+ years of experience in leading and transforming global businesses, with core competencies in corporate strategic development, M&A, global treasury, financial planning and reporting, investor relations, procurement and IT   CFO of Essendant, a leading supplier of workplace essentials (2015 – 2017)   CFO of Convergys Corporation, a global leader in relationship management solutions and a major provider of outsourced business services (2003 – 2012)   Various financial leadership roles at NCR Corporation (1996 – 2003), ultimately serving as CFO   Treasurer at Farley Industries (1983 – 1996)   Other Public Company Directorships: Gaming and Leisure Properties (2017 – Present); Verint Systems (2012 – 2021)  52

 DIRECTOR BIOGRAPHIES (CONT’D)  DIRECTOR  CURRENT & PAST AFFILIATIONS  EXPERIENCE  Richard Nottenburg  Director since 2021   Highly respected technology and telecommunications executive with substantial financial and business expertise, including a diversified background of managing tech companies, serving as a CEO and serving as a director of public tech companies   Executive Chair of NxBeam, an early-stage fabless semiconductor company, since 2022 and an investor in various early-stage technology companies   President and Chief Executive Officer of Sonus Networks (2008 – 2010)   Various roles of increasing responsibility at Motorola (2004 – 2008), ultimately serving as its Executive Vice President, Chief Strategy Officer and Chief Technology Officer   Other Public Company Directorships: Applied Digital Corporation (2021 – Present); Sequans Communications (2016 – Present); Verint (2011, 2013 – Present); Edgewater Wireless (2019 –  2021); Anaren (2014 – 2018); Violin Memory (2014 – 2016); PMC-Sierra (2011 – 2016); Aeroflex  (2010 – 2014); Comverse Technology (2011); Sonus Networks (2008 – 2010)  Dafna Sharir  Director since 2022   Well-rounded experience from working in various industries with strong background in strategy development, M&A, acquisition integration and financial analysis   Independent consultant focused on M&A and business development since 2012   Advisor at Fletcher Asset Management (2008 – 2010)   Advisor at Ofer Group and Israel Corp. (2005 – 2008)   Senior Vice President, Investments of AMPAL-American Israel Corporation (2002 – 2005)   Director of Mergers and Acquisitions of Amdocs (1999 – 2002)   Associate in the tax department at Cravath, Swaine & Moore (1994 – 1996)   Other Public Company Directorships: Ormat Technologies (2018 – Present); Gilat Satellite Networks (2016 – Present); Frutarom Industries (2014 – 2018); Ormat Industries (2012 – 2015);  Formula Systems (1985) Ltd. (2005 – 2007)  52

 DIRECTOR BIOGRAPHIES (CONT’D)  DIRECTOR  CURRENT & PAST AFFILIATIONS  EXPERIENCE  Avi Cohen  Director since 2023   40+ years of business management experience in high tech firms with a diverse executive background and wealth of C-level expertise and insight   Executive Chair of ZOOZ Power since 2021; former Executive Chair of Xjet;   Multiple CEO positions, including at MX1 (2016 – 2017), RR Media (2012 – 2016) and Orbit Technologies (2008 – 2012)   COO and Deputy to the CEO of ECI Telecom (2006 – 2008)   Served as Group VP & Executive Committee Member at KLA Corporation (1995 – 2006)   Managing Director of Octel Communications, Israel (1991 – 1994), which acquired Allegro   Founder, President and CEO of Allegro Intelligent Systems (1985 – 1991)   Other Public Company Directorships: ZOOZ Power (2021 – Present); NOVA (2008 – Present)  Sarit Sagiv  Director since 2024   Experienced board member and seasoned executive with substantial background in high tech global companies in operations and business roles   Investment Committee member of Phoenix Insurance since 2019   General Manager of the Global Business division at Amdocs (2016 – 2020)   CFO of NICE (2015 – 2016)   CFO of Retalix (acquired by NCR) (2012 – 2013)   Various senior financial positions, including VP Finance at Amdocs (2006 – 2010), CFO at Orad Hi-Tec Systems (2001 – 2005) and CFO at Cimatron (1996 – 1999)   Other Public Company Directorships: OPC Energy (2022 – Present); NOVA (2021 – Present)  52

 DIRECTOR BIOGRAPHIES (CONT’D)  DIRECTOR  CURRENT & PAST AFFILIATIONS  EXPERIENCE  Ron Shvili  Director since 2024   Extensive experience as a C-level executive in the telecommunications and financial sectors and deep knowledge gained from serving as a director, investor, advisor and mentor for promising startups in the cyber and AI, insurtech and fintech industries   Manages the Phoenix Holdings early-stage insurtech investment portfolio (since 2023)   Serves on the boards of Seenity (since 2020) and nSure (since 2023) and is a board observer at Honeycomb Insurance (since 2020)   Venture Partner at Magenta Ventures (since 2019)   Advisory board member at several start-ups (Tomorrow.io, Sweet Security, Profero, Canotera and Granulate (acquired by Intel))   Deputy CEO and Executive Vice President, Head of Technology, IT and Innovating Division at Phoenix Holdings (2020 – 2023)   Chief Technology Officer of Cellcom (2013 – 2020)   Served on the board of LightCyber (acquired by Palo Alto Networks) (2013 – 2017)   Retired Colonel from the Israeli Defense Force, where he was head of a research division in the Directorate of Defense Research and Development (DDR&D) at the Israel Ministry of Defense, specializing in the fields of advanced communications, cyber security and AI, and head of the technology center of an elite unit  52

 Confidential and proprietary information of Cognyte. 5656  SECTION EIGHT  APPENDIX  Peer Group Overview

PROXY PEER GROUP OVERVIEW

Company Name	Market Cap ($M)	Enterprise Value ($M)	LTM Revenue ($M)	LFY CEO Target Compensation ($M)[1]	Employees	Incorporation	Primary Exchange
AvePoint, Inc.	$2,015	$1,799	$300	$2.81	2,543	United States	NASDAQ
BigCommerce Holdings, Inc.	$463	$536	$324	$3.69	1,321	United States	NASDAQ
C3.ai, Inc.	$3,092	$2,490	$311	$31.54	891	United States	NYSE
Cellebrite DI Ltd.	$3,375	$3,208	$362	$1.96	1,008	Israel	NASDAQ
Consensus Cloud Solutions, Inc.	$389	$997	$354	$5.54	559	United States	NASDAQ
Domo, Inc.	$286	$381	$320	$1.34	958	United States	NASDAQ
Enfusion, Inc.	$753	$762	$188	$3.14	1,102	United States	NYSE
Everbridge, Inc.	-	-	$452	ND	1,593	United States	NASDAQ
Kaltura, Inc.	$181	$164	$177	$5.02	580	United States	NASDAQ
MeridianLink, Inc.	$1,622	$2,000	$308	$9.07	676	United States	NYSE
Rapid7 Inc	$2,356	$2,934	$817	$6.08	2,228	United States	NASDAQ
Rimini Street, Inc.	$163	$113	$429	$3.34	2,120	United States	NASDAQ
Riskified Ltd.	$569	$401	$312	$16.66	742	Israel	NYSE
SecureWorks Corp.	$136	$613	$357	$6.52	1,516	United States	NASDAQ
Similarweb Ltd.	$655	$628	$232	ND	899	Israel	NYSE
WalkMe Ltd.	$1,301	$1,022	$274	$7.41	1,000	Israel	NASDAQ
Zuora, Inc.	$1,234	$1,164	$438	$6.78	1,618	United States	NYSE
Cognyte Software Ltd.	**$527**	**$465**	**$323**	**$3.26**	**1,600+**	**Israel**	**NASDAQ**
25th Percentile	$363	$502	$300	$3.24	891		
Median	$704	$879	$320	$5.54	1,008		
Average	$1,162	$1,201	$350	$7.39	1,256		
75th Percentile	$1,720	$1,850	$362	$7.09	1,593		

Source: FactSet, company filings and Aon analysis. Compensation data reflects data presented in each peer company's most recent annual report available as of May 2024. All other data as of August 16, 2024.
1. *Refers to total direct compensation at target, which includes base salary, target bonus and total long-term incentive compensation.*

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Confidential and proprietary information of Cognyte. 5858  SECTION EIGHT  APPENDIX  Financial Data

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 Tax and Net Income – FYE24 Revised (footnote 3)  59

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 EPS – FYE24 Revised (footnote 3)  59

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 Confidential and proprietary information of Cognyte. 7474  THANK YOU